MORGAN STANLEY HIGH YIELD SECURITIES, INC.

Exhibit 77(d)

Bank Loans.  The Fund may invest up to 20% of its assets in public bank loans made by banks or other financial institutions. These public bank loans may be rated investment grade or below investment grade.Foreign Issuers.
The Fund may invest in securities of foreign issuers, including issuers located in emerging market countries. Securities of such foreign issuers may be denominated in U.S. dollars or in currencies other than U.S. dollars.
Additionally, the Fund will limit its investments in any non-U.S. dollar denominated securities to 30%.